# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD, CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085
Date of event which requires filing of this statement: 07/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001214659-25-010065
Filed by CIK 0001562189
Persons authorized to receive notices and communications: 1Globe Capital LLC, One International Place, 44th Fl, Boston, Massachusetts (MA), 02110, 617-649-1157

## Reporting persons
- 1Globe Capital LLC (CIK 0001562189): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,812,855; shared voting power 11,702,460; sole dispositive power 6,812,855; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: Comment for Type of Reporting Person: This Amendment No. 6 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019, Amendment No. 3 filed on December 21, 2020 Amendment No. 4 filed on July 1, 2025 and Amendment No. 5 filed on July 3, 2025 by 1Globe Capital LLC (as amended, referred to herein as the Schedule 13D). Amendment No. 5, filed on July 3, 2025, was intended to: (i) correct a typographical error in the number of shares reported as beneficially owned with sole voting power by 1Globe Biomedical (Hong Kong) Company Limited on the cover page of Amendment No. 4 and (ii) supplement the disclosures in items 4 and 6 of the Schedule 13D. However, while Amendment No. 5 did include the corrected cover page, the body of the filing inadvertently repeated some of the disclosures from Amendment No. 4 and omitted the intended updates to Items 4 and 6. This Amendment No. 6 corrects that oversight and sets forth the disclosures that were intended to be included in Amendment No. 5.
  
  Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the 2018 20-F. As described in Item 4 of this Schedule 13D, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.
- 1Globe Biomedical (Hong Kong) Company Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,812,855; shared voting power 11,702,460; sole dispositive power 6,812,855; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: Comment for Type of Reporting Person: This Amendment No. 6 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019, Amendment No. 3 filed on December 21, 2020, Amendment No. 4 filed on July 1, 2025 and Amendment No. 5 filed on July 3, 2025 by 1Globe Capital LLC (as amended, referred to herein as the Schedule 13D). Amendment No. 5, filed on July 3, 2025, was intended to: (i) correct a typographical error in the number of shares reported as beneficially owned with sole voting power by 1Globe Biomedical (Hong Kong) Company Limited on the cover page of Amendment No. 4 and (ii) supplement the disclosures in items 4 and 6 of the Schedule 13D. However, while Amendment No. 5 did include the corrected cover page, the body of the filing inadvertently repeated some of the disclosures from Amendment No. 4 and omitted the intended updates to Items 4 and 6. This Amendment No. 6 corrects that oversight and sets forth the disclosures that were intended to be included in Amendment No. 5.
  
  Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the U. S. Securities and Exchange Commission, or the SEC, on May 11, 2018 (referred herein as the 2018 20-F). As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the Issuer's Form 20-F filed with the SEC on April 29, 2019 (referred herein as 2019 20-F)) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: SINOVAC BIOTECH LTD
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 14, 2025, as part of the lawfare against and harassment of the current Board installed by the Privy Council's Order and per Antiguan law following the non-appealable ruling by the Privy Council, a purported shareholder in this Issuer, Vivo Capital Surplus Fund VIII, L.P., or Vivo, filed a civil action in the U.S. District Court for the District of Massachusetts against 1Globe Capital LLC and Jiaqiang Li. See Vivo Capital Surplus Fund VIII, L.P. v. 1Globe Capital LLC and JiaQiang Li, Civil Action No. 25-10914 (D. Mass.).

This action mirrors the 2018 lawsuit filed by the same former management buyout group against the same defendants in Massachusetts, which was dismissed. The same plaintiff group has filed other actions in the U.S. District Court for the Southern District of New York and in the Hong Kong High Court against 1Globe Capital LLC and others, and their requests for preliminary relief have been uniformly dismissed.

In this new action, the plaintiff alleges a disclosure violation claim under Section 13(d) of the Securities Exchange Act of 1934, alleging that Defendants failed to disclose: (1) any information relating to Li, including that he is not a passive investor; (2) 1Globe Capital LLC and Li's aggregate beneficial ownership of Issuer stock; (3) the formation of an alleged group among 1Globe Capital LLC, Li, OrbiMed, and others; (4) a description, in Item 4 of Schedule 13D, of their plans and proposals regarding the Issuer; and (5) a description, in Item 6 of Schedule 13D, of their arrangements, understandings or relationships with others with respect to shares of the Issuer.

1Globe Capital LLC and Li intend to vigorously defend against these Plaintiff's claim, which they contend are not supported by evidence and include falsified stories. The allegations discussed above and numbered (1), (2), (4) and (5) related to an SEC investigation in 2018 and were included in the settlement between the SEC and 1Globe Capital LLC and Li, where 1Globe Capital LLC and Li neither admitted nor denied findings and which were resolved five years ago in May 2020. That settlement was referenced in Amendment No. 3 to Schedule 13D filed on December 21, 2020.

On June 30, 2025, the District Court denied Vivo "relief relating to governance outcomes and shareholder votes." In addition, the District Court granted, in part, its petition for preliminary relief, requiring, among other things, updated Schedule 13D disclosures. In response, 1Globe Capital LLC promptly filed Amendment No. 4, which, among other things, disclosed that, on June 27, 2025, the reporting persons started the process of casting their votes for the Special Meeting of the Issuer's shareholders to be held on July 8, 2025.

1Globe Capital LLC and Li plan to file a motion to dismiss and motion to dissolve. 1Globe Capital LLC will move to dismiss the Section 13(d) claim at the outset of the proceedings on the grounds that it has been pre-empted or rendered moot by Amendment No. 4 and subsequent amendments.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

## Signatures
- 1Globe Capital LLC: /s/ Chiang Li, Chairman (07/07/2025)
- 1Globe Biomedical (Hong Kong) Company Limited: /s/ Chiang Li, Chairman (07/07/2025)